K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

                                                            Robert Wollin
                                                            Associate
                                                            Phone 212-715-9351
                                                            Fax 212-715-8148
                                                            rwollin@KRAMERLEVIN.com

        February 27, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re: General Kinetics Incorporated
Form 10-K for the Fiscal Year Ended May 31, 2005
Form 10-Q for the Fiscal Quarters ended
November 30, 2005 and August 31, 2005
File # 1-10914

Dear Mr. Hartz:

Reference is made to the letter dated February 10, 2006 (the “Comment Letter”) to Mr. Larry M. Heimendinger, Chairman of the Board of General Kinetics Incorporated (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K and Forms 10-Q filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-K for the Fiscal Year Ended May 31, 2005

Comments applicable to your overall filing

1.
Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. Where applicable, please address our comments in your interim filings as well.

K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

Mr. John Hatz
February 27, 2006

The Company will comply with the Staff’s comment where applicable.

2.
Based on our records, you were assigned a 1934 Act file number of 1-10914. It is unclear why your Form 10-K for the fiscal year ended May 31, 2005 and your Forms 10-Q for the fiscal quarters ended November 30, 2005 and August 31, 2005 include a different file number. Please revise or advise.

The Company will use file number 1-10914 for all future filings.

Notes to Financial Statements

Note 8. Demand Notes Payable and Long-term Debt, page 35

3.
You disclose that in October 2004, you purchased approximately $1.4 million in aggregate principal debentures from certain debenture holders equal to three percent of the principal, which resulted in a gain on the settlement of approximately $1.3 million. You further disclose that in March 2003, Manassas Partners, LLC, of which Larry Heimendinger is the managing member, acquired approximately $5.8 million in aggregate principal in convertible debentures at a significant discount from third parties. If applicable, please disclose the amount of convertible debentures you purchased from Manassas Partners, LLC or other related parties and the related gain recognized in your statements of operations.

The Company has never purchased convertible debentures from Manassas Partners, LLC or other related parties.

Item 9A - Controls and Procedures, page 42

4.
Your disclosure states that you concluded your disclosure controls and procedures were not effective as of the end of your fourth quarter. You further state material weaknesses existed related to your internal control structure. Please expand your disclosure to include a more detailed discussion of the material weaknesses you identified. Please also include changes you have made or intend to make to remediate your disclosure controls and procedures and internal controls over financial reporting.

The Company’s disclosure controls and procedures were not effective as of the end of the Company’s fourth quarter and material weaknesses existed in the Company’s internal control structure because of the lack of personnel assigned to the overall review process of external reporting as well as the lack of resources to ensure consistent application of new accounting rules and pronouncements. To remediate these deficiencies, the Company has created a new position to handle these responsibilities. As of the date of this letter, the Company is still in the process of interviewing candidates to fill this position.

K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

Mr. John Hatz
February 27, 2006

Form 10-K/A for the Fiscal Year Ended May 31, 2005, filed on September 28, 2005

5.
Please amend your Form 10-K/A filed on September 28, 2005 to include under Exhibit 32 current Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K. In doing so, please ensure that you refile the filing in its entirety; signatures and Exhibit 31 certifications should also be updated.

The Company had understood that the Section 1350 certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 were not required to be filed with the Company’s Form 10-K/A because such report did not contain financial statements. The Company had noted that securities and Exchange Commission Release No. 33-8238 issued on June 5, 2003 entitled “Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” states:

There are important distinctions to be made between Sections 302 and 906 of the Sarbanes-Oxley Act. Unlike the Section 302 certifications, the Section 906 certifications are required only in periodic reports that contain financial statements. Therefore, amendments to periodic reports that do not contain financial statements would not require a new Section 906 certification, but would require a new Section 302 certification to be filed with the amendment. [Footnote 154 omitted]

The Company respectfully requests confirmation of whether such procedure is still acceptable to the Securities and Exchange Commission.

Form 10-Q for the Fiscal Quarter Ended November 30, 2005

Financial Statements

Statements of Operations, page 5

6.
Please revise your statements of operations to present diluted EPS data. In doing so, please include a note to the financial statements which includes a reconciliation of the numerators and denominators of the basic and diluted per share information. Please also ensure you disclose the securities that were excluded from the calculation of diluted EPS because their effects would have been antidilutive. Refer to paragraphs 38 and 40 of SFAS 128.

Please see the format for presenting diluted EPS data contemplated for use in the Company's future filings in the attached Statements of Operations. Below please find the note to the financial statements including a reconciliation of the numerators and denominators of the basic and diluted per share information as well as disclosure of the securities that were excluded from the calculation of diluted EPS, each in the format contemplated for use in the Company's future filings:

K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

Mr. John Hatz
February 27, 2006

Earnings per share are presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share.” SFAS No. 128 stipulates that the calculation of earnings per share (EPS) be shown for all historical periods as basic EPS and diluted EPS. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period.

The following is a reconciliation of the numerators and denominators for the basic and diluted EPS calculations (in hundreds, except per share data)

                            Three Months Ended November 30,
		2005			2004
	Net Loss	Shares	Per Share	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income (loss)	$(192,000)			$1,305,200
Weighted average shares outstanding		7,118,925			7,118,925
Basic earnings (loss) per share			$(0.03)			$0.18
Diluted EPS:
Net income (loss)	$(192,000)			$1,305,200
Dilutive effect of stock options		-			85,000
Weighted average shares outstanding		7,118,925			7,203,925
Diluted earnings (loss) per share			$(0.03)			$0.18

	Six Months Ended November 30,
		2005			2004
	Net Loss	Shares	Per Share	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income (loss)	$(267,800)			$1,229,000
Weighted average shares outstanding		7,118,925			7,118,925
Basic earnings (loss) per share			$(0.04)			$0.17
Diluted EPS:
Net income (loss)	$(267,800)			$1,229,000
Dilutive effect of stock options		-			85,000
Weighted average shares outstanding		7,118,925			7,203,925
Diluted earnings (loss) per share			$(0.04)			$0.17

K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

Mr. John Hatz
February 27, 2006

All outstanding stock options for the three and six months ended November 30, 2005, representing an aggregate of 362,500 and 362,500 shares of common stock, respectively, and certain outstanding stock options for the three and six months ended November 30, 2004, representing an aggregate of 362,500 and 362,500 shares of common stock, respectively, were excluded from the calculation of diluted earnings (loss) per share because the effect would be antidilutive.

Statements of Cash Flows, page 7

7.
Please revise your statements of cash flows to present separately your cash flows from financing derived from factoring your accounts receivable and those derived from your revolving credit facility. Please also present the liabilities associated with these separately on your balance sheet.

Attached please find revised Balance Sheets and Statements of Cash Flow including the requested presentation in the format contemplated for use in the Company's future filings.

Notes to Financial Statements

8.	Please expand your disclosures to include notes to the financial statements regarding your stock options, pursuant to APB 25 and SFAS 123, amended by SFAS 148 and inventory.

The Company will expand its disclosures in future Form 10-Q filings to include notes to its financial statements regarding inventory and stock options similar to Notes 5 and 12, respectively, to the financial statements filed with the Company’s Form 10-K for the fiscal year ended May 31, 2005.

K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

Mr. John Hatz
February 27, 2006

In connection with responding to the Comment Letter, we are also providing a written statement from the Company acknowledging the items set forth in the Comment Letter. Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9351.

Sincerely,

/s/ Robert Wollin
Robert Wollin

Enclosure

cc: Franco DeBlasio, CFO
      General Kinetics Incorporated

General Kinetics Incorporated
Balance Sheets
(Unaudited)
(In hundreds, except per share data)

	Nov 30,	May 31,
	2005	2005
ASSETS	Unaudited	Audited
Current Assets:
Cash and cash equivalents	$13,200	$301,500
Marketable securities - trading	84,000	68,700
Accounts receivable, net of allowance of $20,000	880,600	531,900
Inventories, net	1,270,400	1,072,800
Prepaid expenses and other	24,100	53,100
Total Current Assets	2,272,300	2,028,000

Property, PlantandEquipment	2,231,700	2,285,400
Less: Accumulated Depreciation and Amortization	(1,973,800)	(1,989,700)
	257,900	295,700

Other Assets	26,600	100,600

Total Assets	$2,556,800	$2,424,300

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Advances from Factor	$421,900	$149,400
Demand Notes Payable	145,000
Current maturities of long-term debt	7,315,000	7,315,000
Current maturities of capital lease	48,400	60,000
Accounts payable, trade	618,400	669,500
Accrued expenses and other payables	875,800	741,600
Deferred gain on sale of building	104,100	104,100
Total Current Liabilities	9,528,600	9,039,600

Long-Term Liabilities:
Capital lease - less current maturities	85,200	102,500
Other long-term liabilities	234,200	253,600
Deferred gain on sale of building	260,200	312,200
Total Long-Term Liabilities	579,600	668,300
Total Liabilities	10,108,200	9,707,900

Stockholders' Deficit:
Common Stock, $0.25 par value, 50,000,000 shares authorized, 7,645,557 shares issued, 7,118,925 shares outstanding	1,911,400	1,911,400
Additional Contributed Capital	7,337,300	7,337,300
Accumulated Deficit	(16,349,900)	(16,082,100)
	(7,101,200)	(6,833,400)
Less: Treasury Stock, at cost (526,632 shares)	(450,200)	(450,200)
Total Stockholders' Deficit	(7,551,400)	(7,283,600)

Total Liabilities and Stockholders' Deficit	$2,556,800	$2,424,300

The accompanying notes are an integral part of the financial statements.

General Kinetics Incorporated
Statements of Cash Flows
(Unaudited)
In hundreds

	For The Quarter Ended
	November 30,	November 30,
	2005	2004

Cash Flows From Operating Activities:
Net Income (Loss)	$(267,800)	$1,229,000
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Gain on sale of building	(52,000)	(52,000)
Unrealized (gain) loss on marketable equity securities	(15,300)	(2,800)
Depreciation and amortization	41,500	43,400
Amortization of bond discount	-	15,100
Gain from the retirement of debt	-	(1,346,400)
Provision for doubtful accounts	-	-
Provision for inventory obsolescence	-	-
(Increase) Decrease in Assets:
Accounts receivable	(348,700)	179,800
Inventories	(197,600)	(318,100)
Prepaid expenses	29,000	(20,100)
Other assets	74,000	10,400
Increase (Decrease) in Liabilities:
Accounts payable - trade	(51,100)	22,900
Accrued expenses and other payables	134,200	30,700
Other long term liabilities	(19,400)	(1,200)
Net cash used in Operating Activites	(673,200)	(209,300)

Cash Flows from Investing Activities:
Acquisition of property, plant and equipment	(3,700)	(36,500)
Proceeds from sale of building	-	-
Net cash used in Investing Activities	(3,700)	(36,500)

Cash Flows from Financing Activities:
Advances from Factor	272,500	-
Borrowings on Demand Notes Payable	145,000	(198,600)
Principal payments under capital lease	(28,900)	(22,300)
Repayments on long term debt	-	(27,200)
Net cash provided by (used in) Financing Activities	388,600	(248,100)

Net decrease in cash and cash equivalents	$(288,300)	$(493,900)
Cash and Cash Equivalents: Beginning of Period	301,500	670,000
Cash and Cash Equivalents: End of Period	$13,200	$176,100

Supplemental Disclosures of Cash Flow Information:
Cash paid during the quarter for:
Interest	$22,200	$21,500
Non-cash investing and financing activities:
Assets acquired under capital lease	$-	$163,000

The accompanying notes are an integral part of the financial statements.

General Kinetics Incorporated
Statements of Operations
(Unaudited)
(In hundreds, except per share data)

	Six Months Ended				Three Months Ended
	November 30,		November 30,		November 30,		November 30,
	2005		2004		2005		2004

Net Sales	$4,514,300	100.0%	$3,788,000	100.0%	$2,229,800	100.0%	$2,066,300	100.0%
Cost of Sales	3,970,500	88.0%	3,150,300	83.2%	2,003,500	89.9%	1,737,700	84.1%
Gross Profit	543,800	12.0%	637,700	16.8%	226,300	10.1%	328,600	15.9%

Selling, General & Administrative	705,600	15.6%	695,700	18.4%	352,700	15.8%	358,100	17.3%
Total Operating Expenses	705,600	15.6%	695,700	18.4%	352,700	15.8%	358,200	17.3%
Operating Income/ (Loss)	(161,800)	-3.6%	(58,000)	-1.5%	(126,400)	-5.7%	(29,500)	-1.4%

Other Income (Expense):
Interest Expense	(106,000)	-2.3%	(59,400)	-1.6%	(65,600)	-2.9%	(11,700)	-0.6%
Gain on Settlement of Debt	-	0.0%	1,346,400	35.5%	-	0.0%	1,346,400	65.2%
Total Other Income (Expense)	(106,000)	-2.3%	1,287,000	34.0%	(65,600)	-2.9%	1,334,700	64.6%

Net Income (Loss)	$(267,800)	-5.9%	$1,229,000	32.4%	$(192,000)	-8.6%	$1,305,200	63.2%

Earnings per common share:
Basic Net Income (Loss) per share	($0.04)		$0.17		($0.03)		$0.18
Diluted Net Income (Loss) per share	($0.04)		$0.17		($0.03)		$0.18
Outstanding:
Basic	7,118,925		7,118,925		7,118,925		7,118,925
Diluted	7,118,925		7,203,925		7,118,925		7,203,925

[GKI LETTERHEAD]

                    February 27, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re: General Kinetics Incorporated
   Form 10-K for the Fiscal Year Ended May 31, 2005
   Form 10-Q for the Fiscal Quarters ended November 30, 2005
   and August 31, 2005
   File # 1-10914

Dear Mr. Hartz:

Reference is made to the letter dated February 10, 2006 (the “Comment Letter”) to General Kinetics Incorporated (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K and Forms 10-Q filed by the Company with the Commission.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Franco DeBlasio
Franco DeBlasio
Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)